Filed by Encana Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934
Subject Company: Newfield Exploration Company (Commission File No. 001-12534)

news release

Encana announces strategic combination with Newfield Exploration Company; intends to raise dividend by 25 percent and expand its share buyback program to $1.5 billion, post closing

Calgary, Alberta (November 1, 2018)

Encana Corporation (Encana) (TSX, NYSE: ECA) and Newfield Exploration Company (Newfield) (NYSE: NFX) today announced that they have entered into a definitive agreement whereby Encana will acquire all of the outstanding shares of common stock of Newfield in an all-stock transaction valued at approximately $5.5 billion. In addition, Encana will assume $2.2 billion of Newfield net debt. The strategic combination will create a leading multi-basin company and has been unanimously approved by the Boards of Directors of both companies. Subject to receipt of regulatory and shareholder approvals by both companies, the transaction is expected to close in the first quarter of 2019.

Strategic Rationale: shareholder returns, immediately accretive, asset quality and synergies

•	Creates a leading multi-basin company with large, premium positions in three of North America’s highest-quality, oil and liquids weighted plays; the Permian, STACK/SCOOP and Montney

•	Intends to raise dividend by 25 percent and expand share buyback program to $1.5 billion following closing of the transaction; funded with expected non-GAAP free cash flow and cash on hand

•	Immediately accretive to key elements of Encana’s five-year plan including non-GAAP cash flow per share

•	Immediate scale and value creation; oil and condensate production up by over 54 percent and proved reserves up by around 85 percent

•	Adds a significant premium position in the core of the world-class, oil-rich, STACK/SCOOP in the Anadarko Basin

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Creates North America’s second largest producer of unconventional resources; pro-forma third quarter 2018 production of 577,000 barrels of oil equivalent per day (BOE/d), including liquids production of around 300,000 barrels per day (bbls/d)

•	Enhances already strong balance sheet; 2019 non-GAAP net debt to adjusted EBITDA expected to be about 1.5x

•	$250 million of expected annual synergies through greater scale, cube development and overhead savings

“This strategic combination advances our strategy and is immediately accretive to our five-year plan,” said Doug Suttles, Encana President & CEO. “Our track record of consistent execution gives us confidence to accelerate and increase shareholder returns. I am very excited to lead the combined company and want to congratulate the team at Newfield on doing a tremendous job building premium positions in the core-of-the-core in each of their assets, particularly in the world-class, oil-rich, STACK/SCOOP. When combined with our cube development model, expected synergies and relentless focus on efficiency, we are positioned to deliver highly efficient growth and quality returns.”

Lee K. Boothby, Newfield Chairman, President and CEO, stated, “This transaction is the best path forward for our company. The combination of the two companies provides our investors with the very attributes that should be differentiated in today’s energy sector—operational scale, proven execution in development of large, liquids-rich onshore resource plays, a peer-leading cost structure and an exceptionally strong balance sheet.

“We strongly believe that the synergies between these two organizations will create a dominant diversified resource player that is positioned to drive future value. The new organization will be capable of efficiently developing high-value growth assets while delivering significant cash to shareholders. Throughout our 30-year history, Newfield has worked to create a strong portfolio of assets managed by some of the best and brightest people in the business. The merger will accelerate the development of these assets and as a result, capture full value for our owners.”

Encana: A leading multi-basin company with premium positions in three top North American plays

This transaction includes approximately 360,000 net acres in the core-of-the-core of the world-class STACK/SCOOP in the Anadarko Basin. This premium, oil-weighted, stacked-pay asset contains multiple commercial and prospective zones which Encana believes are perfectly suited to its proven cube development model. This asset contains over 6,000 gross risked well locations and about 3 billion BOE of net unrisked resource.

“Consistent with our focus on being in the best parts of North America’s best plays, our multi-basin portfolio will include large, premium, liquids weighted positions in three of North America’s highest quality, lowest supply cost basins; the Permian, STACK/SCOOP and Montney,” added Suttles. “Our multi-basin portfolio provides a powerful competitive advantage, helping us manage risk, provide optionality to direct capital to our highest margin opportunities and transfer learnings across the business.”

Encana: Increased liquids mix drives margin expansion and returns

Following the close of this transaction, Encana expects liquids production will contribute over 50% of total company production, driving continued margin expansion and returns. Combined pro-forma third quarter 2018 production is around 577,000 BOE/d. This includes liquids production of approximately 300,000 bbls/d of which oil and condensate contributed 210,000 bbls/d. This production profile makes Encana North America’s second largest producer of unconventional resources.

Combined Pro-Forma Production Profile (Q3 2018)
	Encana	Newfield	Combined
Q3 2018 Production
Oil and Condensate (Mbbls/d)	136	74	210
NGL’s (Mbbls/d)	42	48	90
Total Liquids (Mbbls/d)	178	122	300
Gas (MMcf/d)	1,197	462	1,659
Total Production (MBOE/d)	378	199	577

Transaction details

The transaction has been unanimously approved by the Board of Directors of both Encana and Newfield. Newfield’s Board of Directors has recommended that its shareholders vote their shares in favor of the merger and Encana’s Board of Directors has also recommended that its shareholders vote to approve the issuance of Encana common shares under the transaction.

Under the terms of the merger agreement, Newfield shareholders will receive 2.6719 Encana common shares for each share of Newfield common stock. Upon completion of the transaction, Encana shareholders will own approximately 63.5 percent of the combined company and Newfield shareholders will own approximately 36.5 percent. Two directors from the Newfield Board of Directors will join the Encana Board upon closing.

The transaction is subject to the terms and conditions set forth in the merger agreement, including holders of two-thirds of Newfield’s shares of common stock having voted in favor of the merger, holders of a majority of votes cast by Encana shareholders having voted in favor of the issuance by Encana of its common shares, the waiting period under the U.S. Hart-Scott-Rodino Act having expired or been early terminated, the Toronto Stock Exchange and the New York Stock Exchange each having approved the listing of the Encana common shares to be issued in the transaction and other customary conditions.

Financial and Legal Advisors

Credit Suisse and TD Securities acted as financial advisors to Encana and delivered opinions to Encana’s Board of Directors. Paul, Weiss, Rifkind, Wharton & Garrison LLP and Blake, Cassels & Graydon LLP acted as legal advisors to Encana.

J.P. Morgan Securities LLC provided a fairness opinion to Newfield’s Board or Directors and both J.P. Morgan and Goldman Sachs & Co. LLC served as financial advisors. Scotiabank served as a technical advisor to Newfield. In addition, Kirkland & Ellis LLP and Wachtell, Lipton, Rosen & Katz served as legal advisors.

Conference Call and Webcast

A conference call and webcast to discuss this transaction and Encana’s 2018 third quarter results will be held for the investment community today at 7 a.m. MT (9 a.m. ET). To participate, please dial 888-231-8191 (toll-free in North America) or 647-427-7450 (international) approximately 10 minutes prior to the conference call. The live audio webcast of the third quarter conference call, including slides, will also be available on Encana’s website, www.encana.com, under Investors/Presentations & Events. The webcasts will be archived for approximately 90 days. Further information on the transaction is available on a slide presentation at www.encana.com, in the ‘Invest In Us’ section under Presentations & Events.

Encana Corporation

Encana is a leading North American energy producer that is focused on developing its strong portfolio of resource plays, held directly and indirectly through its subsidiaries, producing oil, natural gas liquids (NGLs) and natural gas. By partnering with employees, community organizations and other businesses, Encana contributes to the strength and sustainability of the communities where it operates. Encana common shares trade on the Toronto and New York stock exchanges under the symbol ECA.

Newfield Exploration Company

Newfield Exploration Company is an independent energy company engaged in the exploration, development and production of crude oil, natural gas and natural gas liquids (NGLs). Our U.S. operations are onshore and focus primarily on large scale, liquids-rich resource plays in the Anadarko Basin of Oklahoma, the Williston Basin of North Dakota and the Uinta Basin of Utah. In addition, we have oil assets offshore China, and gas assets in the Arkoma Basin of Oklahoma.

Important Information for Investors and Shareholders

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.

In connection with the proposed transaction between Encana and Newfield, Encana will file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that is expected to include a Joint Proxy Statement of Encana and Newfield that will also constitute a Prospectus of Encana (the “Joint Proxy Statement/Prospectus”). Encana and Newfield plan to mail to their respective shareholders the definitive Joint Proxy Statement/Prospectus in connection with the transaction. INVESTORS AND SECURITY HOLDERS OF ENCANA AND NEWFIELD ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ENCANA, NEWFIELD, THE TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC by Encana and Newfield through the website maintained by the SEC at www.sec.gov. Investors will also be able to obtain free copies of the Joint Proxy Statement/Prospectus (when available) and other documents filed with Canadian securities regulatory authorities by Encana, through the website maintained by the Canadian Securities Administrators at www.sedar.com. In addition, investors and security holders will be able to obtain free copies of the documents filed with the SEC and Canadian securities regulatory authorities on Encana’s website at www.encana.com or by contacting Encana’s Corporate Secretary. Copies of the documents filed with the SEC by Newfield will be available free of charge on Newfield’s website or by contacting investor relations.

Participants in the Merger Solicitation

Encana, Newfield and certain of their respective directors, executive officers and employees may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the shareholders of Encana and the stockholders of Newfield in connection with the transaction, including a description of their respective direct or indirect interests, by security holdings or otherwise, will be included in the Joint Proxy Statement/Prospectus described above when it is filed with the SEC and Canadian securities regulatory authorities. Additional information regarding Encana’s directors and executive officers is also included in Encana’s Notice of Annual Meeting of Shareholders and 2018 Proxy Statement, which was filed with the SEC and Canadian securities regulatory authorities on March 23, 2018, and information regarding Newfield’s directors and executive officers is also included in Newfield’s 2018 Proxy Statement, which was filed with the SEC on March 29, 2018. These documents are available free of charge as described above.

NOTE 1: Non-GAAP measures

Certain measures in this news release do not have any standardized meaning as prescribed by U.S. GAAP and, therefore, are considered non-GAAP measures. These measures may not be comparable to similar measures presented by other companies and should not be viewed as a substitute for measures reported under U.S. GAAP. For additional information regarding non-GAAP measures, see the Company’s website. This news release contains references to non-GAAP measures as follows:

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Non-GAAP Cash Flow, Non-GAAP Cash Flow Per Share (CFPS), Free Cash Flow and Non-GAAP Cash Flow Margin – Non-GAAP Cash Flow (or Cash Flow) is defined as cash from (used in) operating activities excluding net change in other assets and liabilities, net change in non-cash working capital and current tax on sale of assets. Non-GAAP CFPS is Non-GAAP Cash Flow divided by the weighted average number of common shares outstanding. Free Cash Flow is Non-GAAP Cash Flow in excess of capital expenditures, excluding net acquisitions and divestitures. Non-GAAP Cash Flow Margin is Non-GAAP Cash Flow per BOE of production. Management believes these measures are useful to the company and its investors as a measure of operating and financial performance across periods and against other companies in the industry and are an indication of the company’s ability to generate cash to finance capital programs, to service debt and to meet other financial obligations. These measures may be used, along with other measures, in the calculation of certain performance targets for the company’s management and employees.

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Net Debt, Adjusted EBITDA and Net Debt to Adjusted EBITDA – Net Debt is defined as long-term debt, including the current portion, less cash and cash equivalents. Management uses this measure as a substitute for total long-term debt in certain internal debt metrics as a measure of the company’s ability to service debt obligations and as an indicator of the company’s overall financial strength. Adjusted EBITDA is defined as trailing 12-month net earnings (loss) before income taxes, DD&A, impairments, accretion of asset retirement obligation, interest, unrealized gains/losses on risk management, foreign exchange gains/losses, gains/losses on divestitures and other gains/losses. Net Debt to Adjusted EBITDA is monitored by management as an indicator of the company’s overall financial strength and as a measure considered comparable to peers in the industry.

ADVISORY REGARDING OIL AND GAS INFORMATION - The conversion of natural gas volumes to barrels of oil equivalent (BOE) is on the basis of six thousand cubic feet to one barrel. BOE is based on a generic energy equivalency conversion method primarily applicable at the burner tip and does not represent economic value equivalency at the wellhead. Readers are cautioned that BOE may be misleading, particularly if used in isolation. 30-day initial or peak production and other short-term rates are not necessarily indicative of long-term performance or of ultimate recovery.

ADVISORY REGARDING FORWARD-LOOKING STATEMENTS - This communication contains certain forward-looking statements or information (collectively, FLS) within the meaning of applicable securities legislation, including the United States Private Securities Litigation Reform Act of 1995. FLS include: becoming a leading multi-basin company; timing of closing of the transaction; the expectation that the closing conditions, including shareholder approvals and regulatory approvals, will be satisfied; anticipated benefits from the transaction; Encana’s intent to raise its dividend and increase its share buyback following closing; Encana’s position relative to peers; anticipated production and commodity mix; anticipated 2019 net debt to EBITDA; anticipated synergies; expectation that the transaction is accretive to all metrics in Encana’s five-year plan; number of risked well locations and unrisked resource; and benefits of a multi-basin portfolio. Readers are cautioned against unduly relying on FLS which, by their nature, involve numerous assumptions, risks and uncertainties that may cause such statements not to occur, or results to differ materially from those expressed or implied. These assumptions include: assumptions contained in Encana’s corporate guidance and five-year plan; ability to satisfy closing conditions, regulatory and shareholder approvals; future commodity prices and differentials; data contained in key modeling statistics; effectiveness of Encana’s drive to productivity and efficiencies; results from innovations; enforceability of transaction agreements; and expectations and projections made in light of, and generally consistent with, Encana’s historical experience and its perception of historical trends, including with respect to the pace of technological development, benefits achieved and general industry expectations. Risks and uncertainties that may affect these business outcomes include: integration of Encana and Newfield and the ability to recognize the anticipated benefits from the combination of Encana and Newfield ability to obtain required shareholder and regulatory approvals for the transaction, timing thereof and risk that such regulatory approvals may result in the imposition of conditions that could adversely affect the expected benefits of the transaction; risk that the conditions to the transaction are not satisfied on a timely basis or at all and the failure of the transaction to close for any other reason; risks relating to the value of the Encana common shares to be issued in connection with the transaction; disruption to Encana’s and Newfield’s respective businesses that could result from the announcement of the transaction; variability and discretion of Encana’s board of directors to declare and pay dividends, if any; variability in the amount, number of shares and timing of purchases, if any, pursuant to the share repurchase program; commodity price volatility; counterparty and credit risk; impact of a downgrade in a credit rating, including to refinance debt required to be repaid because of a downgrade, and its impact on access to sources of liquidity; risks inherent in Encana’s corporate guidance and five-year plan; failure to achieve cost and efficiency initiatives; and other risks and uncertainties impacting Encana’s business, as described in its most recent Annual Report on Form 10-K and as described from time to time in Encana’s other periodic filings as filed on SEDAR and EDGAR. Although Encana believes the expectations represented by such FLS are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned that the assumptions, risks and uncertainties referenced above are not exhaustive. FLS are made as of the date of this news release and, except as required by law, Encana undertakes no obligation to update publicly or revise any FLS. FLS contained in this news release are expressly qualified by these cautionary statements.

Further information on Encana Corporation is available on the company’s website, www.encana.com, or by contacting:

Investor contact: Corey Code Vice-President, Investor Relations (403) 645-4606 Patti Posadowski Sr. Advisor, Investor Relations (403) 645-2252 SOURCE: Encana Corporation	Media contact: Simon Scott Vice-President, Communications (403) 645-2526 Jay Averill Director, External Communications (403) 645-4747